CONFIDENTIAL

FOR COMMISSION USE ONLY

iGATE CORPORATION

6528 Kaiser Drive

Fremont, California 94555

(510) 896-3015

December 5, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Barbara C. Jacobs and Matthew Crispino

Re:	iGATE Corporation

Registration Statement on Form S-3

Dear Mr. Crispino:

This letter is in response to certain comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 27, 2011 and as further discussed with Mr. Crispino on December 1, 2011, with respect to the above-referenced Registration Statement Form S-3 initially filed with the Commission on September 30, 2011 (the “Registration Statement”). For your convenience, we have set forth below in bold each of the Staff’s comments that this letter addresses and provided our responses immediately after each comment. In addition, we have filed today a revised Registration Statement on Form S-3 in response to your comments (the “Amendment”).

Selling Stockholders, page 15

2.	SEC COMMENT: We note the disclosure in footnote 2 to the Selling Stockholder Table. Please revise to disclose the natural persons who exercise the voting and dispositive powers over the shares being registered for resale. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, please tell us if the selling stockholder is an affiliate of a broker-dealer. If so, tell us whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these representations, please identify the selling stockholder as an underwriter.

RESPONSE: We can confirm that the selling stockholder is not an affiliate of a broker-dealer.

In connection with the above response, iGATE Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Joshua Korff or Michael Kim of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4943 or (212) 446-4746, respectively.

Sincerely,

/s/ Mukund Srinath

Mukund Srinath

Vice President- Legal & Corporate Secretary

iGATE Corporation

Cc:	Joshua N. Korff

Michael Kim

Kirkland & Ellis LLP